Exhibit 99.1

INVESTOR & ANALYST EVENT December 11, 2024

Agenda

1. Welcome & Agenda
Sarah Kiely

2. Strategy overview
Daniel A. de Boer

3. Axiomer Platform
Peter Beal, PhD

4. AX-0810 for Cholestatic Diseases
Prof. Gideon Hirschfield, MA, MB Bchir, FRCP, PhD
Gerard Platenburg

5. AX-2402 for Rett Syndrome
Monica Coenraads, MBA
Gerard Platenburg

6. AX-1412 for CVD
Gerard Platenburg

7. AX-2911 for MASH
Gerard Platenburg

8. Summary & Milestones
Daniel A. de Boer

9. Q&A
Daniel A. de Boer
Gerard Platenburg
René Beukema

10. Closing
Daniel A. de Boer

Speakers



Sarah Kiely
VP Investor Relations & Corporate Affairs



Daniel A. de Boer
Founder & CEO



Gerard Platenburg
Chief Scientific Officer



René Beukema
Chief Corporate Development Officer



Peter Beal, PhD
Professor, UC Davis; ProQR Chief ADAR Scientist; SAB member



Monica Coenraads, MBA
Founder, CEO at Rett Syndrome Research Trust



Prof. Gideon Hirschfield, MA (Oxon) MB BChir (Cantab) FRCP PhD
Professor of Gastroenterology and Hepatology, Toronto Centre for Liver Disease

ProQR Therapeutics – Investor and Analyst Event 2024 2

Forward-looking statements This presentation contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our strategy and future operations, statements regarding the potential of and our plans with respect to our technologies and platforms (including Axiomer ), our preclinical model data, our pipeline targets, our other programs and business operations, our current and planned partnerships and collaborators and the intended benefits thereof, including the collaboration with Lilly and the intended benefits thereof, including the upfront payment, equity investment, and milestone and royalty payments from commercial product sales, if any, from the products covered by the collaboration, as well as the potential of our technologies and product candidates; our updated strategic plans and the intended benefits thereof, our plans to seek strategic partnerships for our ophthalmology assets, and our financial position and cash runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this presentation. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted due to shortage and pressure on supply and logistics on the global market; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks; and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law. ProQR Therapeutics – Investor and Analyst Event 2024 3

Presenter: Daniel A. de Boer Strategic Overview ProQR Therapeutics – Investor and Analyst Event 2024 4

ProQR Therapeutics – Investor and Analyst Event 2024 5 Peter Beal, PhD ProQR Chief ADAR Scientist & SAB member, Professor UC Davis • Professor in the Department of Chemistry at the University of California at Davis and Director of the NIH-funded UC Davis Chemical Biology Graduate Program • Advanced understanding of the structures and mechanism of action for the ADAR enzymes responsible for adenosine to inosine RNA editing in humans • Led in the development of structure-guided methods for optimizing chemically modified oligonucleotides for recruitment of RNA-binding proteins including ADARs • Teaches organic chemistry at the undergraduate level and several classes in nucleic acids chemistry and chemical biology at the graduate level • Over 100 peer-reviewed publications in the field of RNA chemical biology and mentored over 50 Ph.D. and M.S. degree students • ProQR Chief ADAR Scientist, Scientific Advisory Board

Axiomer advancing to value inflection ProQR Therapeutics – Investor and Analyst Event 2024 6 Pipeline with transformative potential for diseases with high unmet medical needs work at root cause Innovative ADAR-enabled RNA editing science driving advancement of Axiomer supported by robust IP estate Experienced team driving execution High impact strategic partnerships Eli Lilly, Rett Syndrome Research Trust Runway into mid 2027 €89.4 million cash and cash equivalents as of end of Q3, plus $82.1 million gross proceeds from October financing providing runway into mid-2027 €

Driving innovation in the ADAR RNA editing field Axiomer Platform ProQR Therapeutics – Investor and Analyst Event 2024 7 Presenter: Peter Beal, PhD

ProQR Therapeutics – Investor and Analyst Event 2024 8 Axiomer RNA-editing platform technology ADAR: Adenosine deaminase acting on RNA, mRNA: messenger RNA, miRNA: microRNA, lcRNA: long non-coding RNA Versatile • Ability to target multiple organs and a wide range of diseases with numerous applications • Potential to include protective variants • Designed to target a variety of RNA species (mRNA, miRNA, lncRNA) Safety • No permanent changes • No irreversible DNA damages and less risk of permanent side effects High specificity • Highly targeted therapeutic with potential to minimize off-target effects and reduce the risk of adverse reactions Transient • Provide a long-lasting therapeutic effect that does not require frequent dosing • Potential to target diseases for which permanent changes would be deleterious No viral vector • No risk of immunogenicity or capacity limitation due to the vector • Efficient development and faster production increase the chance to reach market Endogenous ADARs • Leverage body’s potential to treat disease • Less risk of off-target effect vs. exogenous ADARs

ProQR's Axiomer™ ADAR journey since 2014

2014
ProQR invents oligo mediated RNA Editing recruiting endogenous ADAR

2014-2018+
ProQR files key patents that protect ADAR mediated RNA editing broadly

2015-2021
ProQR optimizes the ADAR platform in stealth

2020-2023
Key ADAR patents get granted in EU and US

2021
ProQR and Eli Lilly enter into first 5 target partnership worth $1.25B

2022
ProQR pivots to solely focus on ADAR editing

2022
ProQR and Eli Lilly expand partnership to 10 targets worth ~$3.9B

2023
ProQR demonstrates >50% editing in CNS and liver in NHP and announces pipeline

2023-2024
ProQR's ADAR patents win opposition cases filed by strawmen across the world

2024
- ProQR first in the field to report a disease relevant biomarker effect using Axiomer in NHP. Initial indication of good safety profile.
- Initial clinical validation of ADAR editing

ADARs: Adenosine deaminases acting on RNA, EONs: Editing oligonucleotides

ProQR Therapeutics – Investor and Analyst Event 2024 9

ProQR Therapeutics – Investor and Analyst Event 2024 10 What is ADAR editing? Enzyme that performs specific form of natural RNA editing, called A-to-I editing. During A-to-I editing an A nucleotide (adenosine) is changed into an I nucleotide (inosine) ADAR (Adenosine Deaminase Acting on RNA) Inosine Adenosine Natural ADAR editing (A-to-I) RNA Double stranded RNA Double stranded ADAR Inosine Adenosine

By attracting ADARs and allowing highly specific editing ProQR Therapeutics – Investor and Analyst Event 2024 Axiomer EONs unlock cellular machinery potential to treat diseases Natural ADAR editing (A-to-I) ADARs: Adenosine deaminases acting on RNA. RNA Double stranded Adenosine RNA Double stranded ADAR Inosine Editing Oligonucleotide (EON)-directed therapeutic editing (A-to-I) RNA+EON Double stranded EON ADAR Inosine RNA Single stranded Adenosine 11

Oligonucleotide-directed RNA editing Reference: Doherty EE, Beal PA. Mol Ther. 2022 Jun 1;30(6):2117-2119. ProQR Therapeutics – Investor and Analyst Event 2024 12 Genetics Phenotype Wild type MECP2 gene Functional MECP2 protein W104X mutation Truncated protein UGG UAG Mutation Guide Oligonucleotide Target transcript with corrective edit Target transcript + 5’- -3’ 5’- -3’ 5’- -3’ 3’- -5’ ADAR

Driving innovation in the RNA field with Axiomer™ editing oligonucleotides

1st Axiomer EONs generation

relate to (chemically modified) oligonucleotides that comprise



Recruitment portion
Targeting portion
EON
Target RNA
ADAR
A-to-I edit

- **A targeting portion** for binding to a target RNA incl. target adenosine
- **A recruitment portion** (hairpin structure) for recruiting **endogenous** ADAR to edit the target adenosine

Patents: Granted appeal pending EP 3 234 134 B1; Granted US 10,676,737; Granted US 11,781,134

2nd Axiomer EONs generation

relate to oligonucleotides that comprise



EON
Target RNA
ADAR
A-to-I edit

- **No hairpin structure**
- One or more wobbles and/or mismatches, and chemical modifications in the base, ribose sugar and/or linkage to **increase activity as well as stability** and are still able to recruit **endogenous** ADAR to edit the target adenosine**.**

Patents: Granted US 10,941,402; Granted US 11,851,656; Allowed US 18/296,912

ProQR Therapeutics – Investor and Analyst Event 2024 13

No PMe PMe 0 1 2 3 4 Fold-change relative editing % (ddPCR) to no PMe ProQR Therapeutics – Investor and Analyst Event 2024 14 ProQR leading research to optimize editing oligonucleotides for therapeutic use RNA editing of SERPINA1 E366K in A1AD patient hepatocytes Transfection of 100nM EON, N=2, 48 hours hA1AD dC hA1AD dZ 0 2 4 6 8 10 Fold change editing % (ddPCR) relative to dC Adapted from Doherty EE, et al. Nucleic Acids Res. 2022;50(19):10857-10868. Statistical significance between groups was determined using one-way ANOVA with Tukey’s multiple comparisons test or an unpaired t-test with Welch’s correction; **P < 0.01; ***P < 0.001; ****P < 0.0001. dZ in EER to increase ADAR activity PN and PMe linkages in the ABR to increase stability, EON liver concentration and target engagement Modification of the orphan base In vitro deamination kinetics for ADAR2 and duplex RNAs derived from hMECP2 R255X 100nM ADAR2, 3 technical replicates, mean, SD 3-deaza-dA in EER to increase editing activity in 5’G unfavorable context Modification of the base opposite to 5’g Linkage modifications in the ABR 14 Phosphoroamidate linkage RNA editing of ActB in liver C57Bl/6J mice, 7d, 3x10mg/kg, SC, N=4, dPCR, mean, SEM Methylphosphonate linkage RNA editing of APP in HepG2 cells Gymnosis, 5d, 5µM single dose, N=2, dPCR, mean, SEM O P O HN O S O O R R = Me: Mesyl-PN PN PMe O P O O Low - Low - High + 0 10 20 30 40 50 Editing (%) ✱ ✱✱✱✱ #PN GalNac

Sequence optimization enables stable editing oligonucleotides with prolonged PK Learnings from advanced programs inform editing optimization ProQR Therapeutics – Investor and Analyst Event 2024 EON11 concentration in liver of mice disease model Hybridization-HPLC, n=6, 30mg/kg, EON11, SC, GalNAc conjugation, up to 4 weeks 15 0 168 336 504 672 0.01 0.1 1 10 100 1000 Time (hr) Peak Area Ratio Unconjugated EON Metabolite 1 Metabolite 2 Metabolite 3 Metabolite 4 Metabolite 5 Metabolite 6 Sum Total Analytes PAR • Rapid absorption in the liver and long half-life of EON11 in liver measured – around 80 days • EON show high stability with no metabolites observed for oligonucleotide itself • Up to six metabolite were identified and all were the metabolite of the GalNAc entity • Most represented is linker between EON and GalNAc moiety • Others were a combination of different cleavages of different GalNAc arms or within the linker EON11 metabolites in liver of mice disease model LC-MS, n=6, 30mg/kg, EON11, SC, GalNAc conjugation, up to 4 weeks Perkins E. 726. Complex Metabolism and Prolonged PK/PD of a GalNAc-Conjugated Editing Oligonucleotide (EON) in Mice. ASGCT 27th Annual Meeting Abstracts; Molecular Therapy, Volume 32, Issue 4, 1 - 889

Mutations correction Thousands of G-to-A mutations, many of them described in literature Alter protein function or include protective variants Modified proteins achieving loss- or gain-of-functions that help addressing or preventing diseases Disrupt >400 different types of PTMs Regulate protein activity, change localization, folding, preventing immune escape or slowing down degradation Change protein interactions Changes localization, folding, protein function or prevents immune escape of glycosylated tumor antigens Mutation correction leading to protein recovery Variant resulting in a dominant negative effect Reduction of protein phosphorylation altering protein function Variant impacting protein interaction with sugar ProQR Therapeutics – Investor and Analyst Event 2024 16 Creating a new class of medicines with broad therapeutic potential Correction Protein modulation

ProQR Therapeutics – Investor and Analyst Event 2024 17 Axiomer RNA editing science translating toward therapeutic applications Science • Harnessing advanced knowledge of ADAR and oligonucleotide science • Pioneering the optimization of editing oligonucleotides (EONs) to achieve best-in-class therapeutic solutions Versatile applicability • Demonstrating proven success in correcting genetic mutations and enabling diverse protein modulation strategies • Platform with potential to address diverse conditions rooted in human genetics Leadership position • Driving innovation in the ADAR RNA editing science with Axiomer EONs since 2014 • Dominant IP position to drive ADAR-mediated RNA editing platform innovation

Targeting NTCP to address cholestatic diseases unmet medical need at the root cause AX-0810 Program ProQR Therapeutics – Investor and Analyst Event 2024 18 Presenters: Prof. Gideon Hirschfield, Gerard Platenburg

AX-0810 RNA editing therapy targeting NTCP for cholestatic diseases

Cholestatic diseases have high unmet medical need. Patients accumulate bile acids in liver leading to fibrosis and ultimately liver failure.

Initial indications are **Primary Sclerosing Cholangitis** affecting adults and Congenital **Biliary Atresia** affecting pediatrics early in life. Both conditions have no approved therapies and may require liver transplantation.[1,2]

- **Biliary Atresia** is projected to affect ~20,000 pediatric individuals in US and EU.
- **Primary Sclerosing Cholangitis** is projected to affect more than 80,000 individuals in US and EU.

AX-0810 is a unique therapeutic approach leading to a potentially disease modifying therapy by targeting the NTCP channel which is responsible for majority of bile acid re-uptake in liver cells.


AX-0810
ProQR
AX-0810

[1]Trivedi PJ, et al. Clin Gastroenterol Hepatol. 2022 Aug;20(8):1687-1700.e4; [2]Schreiber RA, et al. J Clin Med. 2022 Feb 14;11(4):999

ProQR Therapeutics – Investor and Analyst Event 2024 19

Prof. Gideon Hirschfield MA (Oxon), MB BChir (Cantab), PhD, FRCP Professor of Gastroenterology and Hepatology, Toronto, Ontario, Canada ProQR Therapeutics – Investor and Analyst Event 2024 20 • Lily and Terry Horner Chair in Autoimmune Liver Disease Research • Director, The Autoimmune and Rare Liver Disease Programme, Toronto General Hospital • Professor, Division of Gastroenterology and Hepatology, University of Toronto • Prof. Gideon M. Hirschfield is an experienced and highly focused clinician-scientist specialising in autoimmune and cholestatic liver diseases. He holds the Lily and Terry Horner Chair in Autoimmune Liver Disease Research at the Toronto Centre for Liver Disease, Toronto General Hospital, and serves as a Professor of Medicine in the Division of Gastroenterology and Hepatology at the University of Toronto. • Prof. Hirschfield completed undergraduate studies in Medicine from the Universities of Oxford and Cambridge and subsequently was awarded a PhD from the University of London in 2006. He completed specialist training in Internal Medicine, Gastroenterology and Hepatology in London, Cambridge and Toronto. • An internationally recognised expert, Prof. Hirschfield has published over 350 peer-reviewed articles, including lead authorship in high-impact journals such as the New England Journal of Medicine, The Lancet, and Nature Genetics. • His research focuses on advancing therapies for autoimmune and cholestatic liver diseases with the clear goal of preventing the need for transplantation alongside improving patient quality of life

AX-0810 RNA editing therapy targeting NTCP for cholestatic diseases

Cholestatic diseases have high unmet medical need. Patients accumulate bile acids in liver leading to fibrosis and ultimately liver failure.

Initial indications are **Primary Sclerosing Cholangitis** affecting adults and Congenital **Biliary Atresia** affecting pediatrics early in life. Both conditions have no approved therapies and may require liver transplantation.[1,2]

- **Biliary Atresia** is projected to affect ~20,000 pediatric individuals in US and EU.
- **Primary Sclerosing Cholangitis** is projected to affect more than 80,000 individuals in US and EU.

AX-0810 is a unique therapeutic approach leading to a potentially disease modifying therapy by targeting the NTCP channel which is responsible for majority of bile acid re-uptake in liver cells.


AX-0810
ProQR
AX-0810

[1]Trivedi PJ, et al. Clin Gastroenterol Hepatol. 2022 Aug;20(8):1687-1700.e4; [2]Schreiber RA, et al. J Clin Med. 2022 Feb 14;11(4):999

ProQR Therapeutics – Investor and Analyst Event 2024 42

NTCP modulation leads to positive effect on different mechanism involved in cholestasis



↑ Liver bile acids
Genetic predisposition environmental insults
Failed metabolic homeostasis
Cell stress and cell death
Inflammation
Cholestasis
Fibrosis

NTCP MODULATION

Restores Bile Acids Balance

Protect hepatocytes by lowering bile acid levels and decrease hepatic bile production through downregulating effects

Reduces Inflammation

Prevents bile leakage and infiltration, limiting liver cell damage and release of proinflammatory mediators

Slows Fibrosis Progression

Stops cholangiocyte senescence and proliferation, reducing fibro-inflammatory responses

Zeng J, Fan J, Zhou H. Cell Biosci. 2023 Apr 29;13(1):77; Trauner M, Fuchs CD. Gut 2022;71:194–209; Halilbasic E, Claudel T, Trauner M. J Hepatol. 2013 Jan;58(1):155-68.

ProQR Therapeutics – Investor and Analyst Event 2024 43

NTCP variants reduced bile acids uptake into liver in health population research

Healthy population discovered with NTCP variants that reduces bile acids uptake into liver[1-4]


ELSEVIER
REVIEW
Sodium taurocholate co-transpo
polypeptide deficiency
AL Schneider, H. Köhler, B. Röthlisber
Ethnicity-dependent Polymorphism in Na+-taurocholate Cotransporting Polypeptide (SLC10A1) Reveals a Domain Critical for Bile Acid Substrate Recognition*
Richard H. Ho, Brenda F. Leake, Richard L. Roberts, Wooin Lee, and Richard B. Kim
d D Viruses and Bile Salts
n Molecular Determinants on Sodium
Polypeptide

[1]Salhab A, et al. Gut. 2022 Jul;71(7):1373-1385; [2]Ho RH, et al. J Biol Chem. 2004 Feb 20;279(8):7213-22; [3]Vaz FM, et al. Hepatology. 2015 Jan;61(1):260-7; [4]Schneider AL, et al. Clin Res Hepatol Gastroenterol. 2022 Mar;46(3):101824; [5]Slijepcevic D, et al. Hepatology. 2018 Sep;68(3):1057-1069; [6]Cai SY, et al. JCI Insight. 2017 Mar 9;2(5):e90780.

ProQR Therapeutics – Investor and Analyst Event 2024 44

NTCP modulation has hepato-protective effects *in vivo* in disease models

3-fold increase in conjugated BA

2-fold increase in conjugated BA



Plasma conjugated BS (µM)
2000
1500
1000
500
0
TCA
TβMCA
TCA
TβMCA
TCA
TCA
*
*
DDC
Atp8b1-G308V
Bulevirtide
-
+
-
+

NTCP inhibition **increases plasma bile acids concentrations** (2- to 3-fold in mouse models)



Cyp7a1 relative to 36b4/Hprt
1.5
1.0
0.5
0.0
#
*
Atp8b1-G308V
Bulevirtide
-
+
plasma C4 (nmol/L)
30
20
10
0
*
Bulevirtide
-
+

Reduced bile acid production during cholestasis (expected to decrease intrahepatic bile acids load)



ALP (U/L)
800
600
400
200
0
*
Bulevirtide
-
+
ALT (U/L)
800
600
400
200
0
*
Bulevirtide
-
+
Liver weight (% of BW)
8
6
4
2
0
*
Bulevirtide
-
+

Reduced cholestatic liver injury via **improvement in liver enzymes**

Bulevirtide (Hepcludex) is a daily SC injected NTCP inhibitor approved for Hepatitis D. Slijepcevic D, et al. Hepatology. 2018 Sep;68(3):1057-1069.

ProQR Therapeutics – Investor and Analyst Event 2024

45

ProQR Therapeutics – Investor and Analyst Event 2024 46 NTCP modulation leads to clinically meaningful impact in patients *NTCP channel is a known transporter for bile acids and hepatitis virus from bloodstream to the liver. Bulevirtide (Hepcludex) is a daily SC injected NTCP inhibitor approved for Hepatitis D. Wedemeyer H, et al. N Engl J Med. 2023 Jul 6;389(1):22-32; Wedemeyer H, J Hepatol. 2024 Oct;81(4):621-629.; Dietz-Fricke C, JHEP Rep. 2023 Mar 15;5(4):100686. NTCP inhibition increases plasma bile acids concentrations in humans (2- to 4-fold) Treatment with NTCP inhibitor led to improvement in liver fibrosis (stiffness and histology) Liver enzyme improvement occur in patients, even without virologic response* 0 1 2 3 4 Bulevirtide Phase 3 10mg W48 Bulevirtide Phase 3 2mg W48 Fold change plasma bile acids vs. control VR: viral responders PR: Partial responders NR: Non responders Bulevirtide 2 mg ALT Normal values 7-56 U/L Bulevirtide 10 mg -5 -4 -3 -2 -1 0 1 2 Bulevirtide 10mg Bulevirtide 2 mg 50 60 70 Histological activity index improvement (N) Liver stiffness CFB W48 (kPa) Improvement direction Reducing liver bile acids toxic overload via NTCP modulation is a key driver for hepatoprotective effects

High concentration of bile acids in hepatocytes AX-0810 modifies the NTCP channel to limit bile acids uptake while preserving all other functions of the channel ProQR Therapeutics – Investor and Analyst Event 2024 47 Human genetics validates NTCP modulation as strategy for cholestatic disease • The AX-0810 program introduces a variant in individuals with cholestatic disease to lower bile acids concentration in hepatocytes by a single A-to-I change • The AX-0810 program is designed to be a disease modifying treatment • To alleviate symptoms in PSC and BA • To limit inflammation and fibrosis linked to bile acid toxicity • To prevent or delay the development of cirrhosis, organ failure and need for transplant NTCP WT NTCP Q68R EON ADAR Inosine BA, Biliary atresia; PSC, Primary Sclerosing Cholangitis Liver with cholestatic disease AX-0810 strategy for diseased liver

ProQR Therapeutics – Investor and Analyst Event 2024 48 Q68R NTCP variant leads to modulation of bile acids re-uptake Glutamine Arginine Hydrophobicity Electrostatic potential • The Q68R variant disrupts some hydrogen bonds and contacts in the Na+ binding pocket. • Clashes are inevitable since the Arg side chain is buried and likely to be found in one or another unfavorable rotamer state. • Further assessment of Q68R variant in a bile acids uptake assay showed a near complete inhibition of BAs (specifically Taurocholic Acid or TCA) uptake in vitro, confirming findings from the 3D modeling BAs uptake (TCA) in vitro* n=3, mean±SEM 3D Model of Q68R variant impact on Na+ binding pocket of NTCP NTCP: Na-taurocholate cotransporting polypeptide, *Transiently transfected U2OS cells. Control is WT without TCA. Q68R WT Control NTCP Variants 0 2 4 6 8 10 pmol TCA uptake TCA 10 μM

Q68R NTCP variant solely affects bile acids re-uptake function

NTCP protein expression was detected on western blot using the anti-FLAG antibody for all constructs



Western Blot Analysis
Rabbit anti-mFlag
GAPDH*
Na/K-ATPase**
*Loading control for intracellular proteins
**Loading control for surface proteins
No Biotin NTCP
WT NTCP
Q68R
Empty vector
Parental
No Biotin Parental

NTCP protein localization in vitro*



Q68R
WT
Empty vector
Parental
Nuclei
Anti-FLAG

- No significant differences in NTCP RNA and protein levels were detected. The plasma membrane location of the Q68R variant was also unaffected.
- The Q68R variant solely affects NTCP bile acids reuptake function making it an approach of interest for Axiomer EON therapeutic application.

EON: editing oligonucleotide, NTCP: Na-taurocholate cotransporting polypeptide, *transiently transfected U2OS cells. *SLC10A1* is the gene that encodes for NTCP protein

ProQR Therapeutics – Investor and Analyst Event 2024 49

EON mediated RNA editing leads to NTCP Q68R variant in WT hepatocytes Editing of NTCP RNA modulates bile acids reuptake in a dose dependent fashion ProQR Therapeutics – Investor and Analyst Event 2024 50 NTCP: Na-taurocholate cotransporting polypeptide, BAs mentioned in this experiment are specifically Tauro-nor-THCA-24-DBD. SLC10A1 is the gene that encodes for NTCP protein NTCP-mediated BAs uptake in HepaRG cells with Axiomer EON treatment n=3, 50-100nM, 72 hours, mean±SEM Early generation of EONs induces a dose-response inhibition of bile acids in vitro confirming its modulation by NTCP Early generation of EONs targeting NTCP RNA in PHH Transfection, n=3, 72 hours, mean±SEM, dPCR 0 20 40 60 80 100 0 20 40 60 Concentration (nM) Editing (%) EON A Vehicle 50nM EON A 100nM EON A 0.0 0.1 0.2 0.3 Fluorescence (AU)/protein (mg/mL)

ProQR Therapeutics – Investor and Analyst Event 2024 51 EON mediated NTCP editing in NHP has linear correlation with bile acids plasma levels NTCP: Na-taurocholate cotransportingpolypeptide, BAs mentioned in this experiment are specifically Tauro-nor-THCA-24-DBD. SLC10A1 is the gene that encodes for NTCP protein Correlation between change in plasma BAs and editing of NTCP RNA in NHPs in vivo n=6, Early generation EONs, IV, LNP formulation, 72 hours, dPCR 0 5 10 15 20 25 30 0 2 4 6 8 10 Editing of NTCP RNA (%) Plasma Bile Acids (fold increase from baseline) R2 = 0.51 • NTCP target engagement with Axiomer EONs leads to the desired changes in biomarkers • Correlation between plasma bile acids and early-generation EONs editing level in NHPs in vivo (linear regression R2 = 0.51)

Plasma TBA in Humanized Mice (N=4, 20mg/kg, 6 doses, GalNac conjugation, SC, D25) Plasma TBA in NHP (N=1, 1-4mg/kg, 4 doses, LNP formulation IV, up to D39) PLASMA TOTAL BILE ACIDS Control EON A 0 2 4 6 Change from Baseline (Fold Change) ProQR Therapeutics – Investor and Analyst Event 2024 52 EON mediated editing demonstrates consistent editing of NTCP and impact on biomarker in vivo • EON A results in consistent editing data in humanized mouse model and NHP in vivo with approx. 15% editing reaching expected NTCP modulation • Reaching >2-fold changes in biomarkers - expected impact on plasma bile acids levels following NTCP EON treatment MICE in vivo NHP in vivo EON A 0 5 10 15 20 25 Editing (%) NTCP RNA Editing in NHP (N=1, 1-4mg/kg, 4 doses, LNP formulation, IV, up to D46, ddPCR) NTCP RNA Editing in Humanized Mice (N=4, 20mg/kg, 6 doses, GalNAc conjugation, SC, D25, ddPCR) EDITING EFFICIENCY Control EON A 0 2 4 6 Change from Baseline (Fold Change) EON A 0 10 20 Editing (%)

NTCP editing demonstrates favorable composition of bile acids profile in NHP

Increase in conjugated bile acids confirms NTCP engagement in vivo


Change in Plasma BA Profile
Bile acids %
100
50
0
Human Normal values
Human NTCP variant
Bulevirtide post treatment
NHP Baseline
EON A NHP
Conjugated Bile Acids
Unconjugated Bile Acids
Conjugated Bile Acids
Unconjugated Bile Acids

- Conjugated bile acids are transported by NTCP back to the liver
- The observed change in plasma BA profile confirms NTCP specific modulation
- In view of the preclinical data, high confidence on NTCP EON treatment to positively impact BA toxic load in the liver

Conditions in humanized mice: N=4, 20mg/kg, 6 doses, GalNAc conjugation, SC, D25, ddPCR; Conditions in the NHP experiment N=1, 1-4mg/kg, 4 doses, LNP formulation, IV, up to D42, ddPCR. Mao F, et al. J Biol Chem. 2019 Aug 2;294(31):11853-11862; Haag M, et al. Anal Bioanal Chem. 2015 Sep;407(22):6815-25.; Wedemeyer H, et al. N Engl J Med. 2023 Jul 6;389(1):22-32.

ProQR Therapeutics – Investor and Analyst Event 2024 53

ProQR Therapeutics – Investor and Analyst Event 2024 54 EON mediated NTCP editing demonstrates reduced clearance in bile acids challenge assay in NHP • TUDCA is a Tauro-conjugated bile acids specifically transported by NTCP from the plasma to the liver • In an NHP experiment using administration of TUDCA following NTCP EON treatment, TUDCA plasma clearance into the liver was assessed • Decrease in plasma clearance kinetics further confirm NTCP target engagement for EON treated NHP TUDCA elimination rate from plasma in NHP (Exploratory study, early generation EON, n=5-7, 10mg/kg, 4 doses, SC, D51) Control EON treated 0.04 0.06 0.08 0.10 kel (min-1) P=0.047 ✱

AX-0810 clinical candidate has an enhanced potency profile over EON A in PHH Transfection, n=3, 72 hours, dPCR, mean±SEM AX-0810 clinical candidate selected with enhanced potency and stability profile ProQR Therapeutics – Investor and Analyst Event 2024 55 • AX-0810 clinical candidate is a GalNAc conjugated EON • 5.5-fold increase in potency over early generation NTCP editing oligonucleotide • Improved stability profile in vitro • Confirmed class safety, with no hepatotoxicity or immunostimulatory score 0 20 40 60 80 100 0 20 40 60 Concentration (nM) Editing (%) AX-0810 EON A 5.5-fold increase

GLP tox studies ProQR Therapeutics – Investor and Analyst Event 2024 56 CTA enabling activities ongoing for AX-0810 In vitro safety screening Delivery method Manufacturing Regulatory • AX-0810 clinical candidate passed in vitro screening for class toxicities • Chemical modifications and Z-base derisked in genotoxicity tests Preferential distribution of GalNAc conjugated EONs confirmed • Dose ranges and margins established for GLP toxicity studies, ongoing studies in two species • Bioanalytical methods to measure clinical candidates in plasma and tissue established Scale-up of EON manufacturing process successfully completed, stability of formulated EON confirmed, and favorable shelf life achieved Interactions with regulatory authorities ongoing

First in human trial of AX-0810 to establish target engagement

Integrated single/multiple ascending dose study design



Cohort 1
Weekly dose A
Follow-up
Cohort 2
Weekly dose B
Follow-up
Cohort 3
Weekly dose C
Follow-up
Cohort 4
Weekly dose D
Follow-up

Treatment

AX-0810 GalNAc conjugated editing oligo-nucleotide

Objectives

- Confirm target engagement as measured by biomarkers
- Assess safety, tolerability, and PK of AX-0810

Trial design

- Combined single and multiple ascending dose
- ≥60 heathy volunteers, 4 weeks dosing phase followed by 12 safety weeks follow-up
- 5 weekly subcutaneous injections
- Baseline and placebo-controlled design
- Standardized conditions for assessment of bile acids at multiple timepoints
- DMC safety reviews before proceeding to next dose and dose escalation

Key endpoints

- Change in bile acids levels and profile in plasma and urine, liver biomarkers
- Circulating RNA as exploratory endpoint

Top-line data in Q4 2025

ProQR Therapeutics – Investor and Analyst Event 2024
57

Summary & next steps AX-0810 for cholestatic diseases ProQR Therapeutics – Investor and Analyst Event 2024 58 Modulating NTCP activity to reduce hepatic bile acids load is a promising target for hepatoprotection in cholestatic diseases Promising and consistent results reported to date in humanized mice and NHPs Meaningful impact on bile acid plasma level and bile acids profile build confidence for data readout in FIH clinical trial Axiomer NTCP EON impact on biomarkers in line with preclinical disease model and clinical data reported with NTCP inhibition Favorable safety profile observed AX-0810 GalNAc candidate with optimized potency and stability to enter clinic CTA submission in Q2 2025 Top-line data from FIH expected in Q4 2025

NTCP and bile acids are involved in a variety of therapeutic areas Providing opportunity across multiple indications ProQR Therapeutics – Investor and Analyst Event 2024 59 Cholestatic diseases • Primary Sclerosing Cholangitis (PSC) • Biliary Atresia • Primary Biliary Cholangitis (PBC) • Alagille syndrome • Dubin-Johnson Syndrome • Progressive Familial Intrahepatic Cholestasis (PFIC) • Drug-Induced Cholestasis • Alcoholic Liver Disease • Secondary Biliary Cirrhosis • Rotor syndrome • Neonatal cholestasis Neurological diseases • Multiple Sclerosis • Amyotrophic Lateral Sclerosis • Neurological diseases • Epilepsy • Parkinson’s Disease Infectious disease • Parasitic Infections • Sepsis-Associated Cholestasis • Viral Hepatitis: Hepatitis A, B, C, D, E Metabolic diseases • Hyperlipidemia • Hypertension • MASH • Obesity • Diabetes • Lysosomal storage diseases • Hyper-cholesterolemia • ASCVD

Targeting MECP2 to restore protein functionality in Rett Syndrome, a severe neurodevelopmental disorder AX-2402 Program ProQR Therapeutics – Investor and Analyst Event 2024 60 Presenters: Monica Coenraads, MBA and Gerard Platenburg

CNS is a prime target organ for Axiomer RNA editing technology • Numerous neurological disorders lack effective therapies, urge for new therapeutic approaches • ADAR enzymes are highly expressed in the brain with very active editing capacity • EONs have shown broad distribution, durability and were observed to have a favorable safety profile making them a well-suited approach for CNS indications ProQR Therapeutics – Investor and Analyst Event 2024 61 ADAR mediated A-to-I editing in human tissues1 Editing level 1Figure adapted from Tan et al. Nature. 2017 Oct 11;550(7675):249-254

Robust ADAR expression across cell type and regions in mouse brain Cell type specific expression of Adarb1 and Adarb2 genes ProQR Therapeutics – Investor and Analyst Event 2024 Cell type clusters ADAR1 Glut neurons Thalamus Glut neurons Cerebellum GABA neurons olfactory bulb GABA neurons cortex ADARB1 ADARB2 High expression of Adar genes in different cell type and regions in the mouse brain Whole Mouse Brain Transcriptomic Cell Type Atlas – Allen brain atlas 62

Predictive CNS models to inform development of RNA editing


iPSC-derived mature neuronal subtypes and astrocytes
Thaw and mix of select neuronal subtypes/astrocytes at desired ratios in 384w, round bottom plates
Culture 3 weeks for matured region-specific neuronal spheroids
Glutamatergic Neurons
Dopaminergic Neurons
GABAergic Neurons
Astrocytes
Marker validated, cryopreserved stocks
healthy or include associated mutations
"PFC-like"
"VTA-like"
"X-like"

- Spheroids are 3D cultures that model specific brain regions depending on the mix of hIPSC-derived neuronal subpopulations used
- They can give rise to pre-frontal cortex-like (PFC`) or ventral tegmental area (VTA)-like 3D structures
- Uniformly-shaped PFC, form within 24-48 hours with size yield of ~400 µm

Development of reproducible, region-specific neural stem cell (NSC)-derived spheroids addresses limitations of 3D iPSC-derived organoids, offering a robust and predictive tool for accelerating drug discovery in neurodegenerative diseases, substance abuse, and pain management.

ProQR Therapeutics – Investor and Analyst Event 2024 63

Highly efficient RNA editing in brain organoid recapitulating human cortex Reaching 90% editing in neurospheroids ProQR Therapeutics – Investor and Analyst Event 2024 PFC-like spheroids are composed by 90% neurons and 10% astrocytes and exhibit a 70:30 ratio of excitatory (Glutamatergic) and inhibitory (GABAergic) neurons recapitulating the cellular composition of the human cortex RNA editing of APP in human PFC-like spheroids Transfection, 5 µM, single dose, n=3, 7 days, mean, SD, ddPCR Control EON 0 20 40 60 80 100 Editing (%) Merge vGlut Merge BIII Tub vGAT Hoechst GFAP Hoechst 64

ProQR Therapeutics – Investor and Analyst Event 2024 65 Consistent CNS editing demonstrated across species • Up to 40% editing in vivo leading to 26-fold change in protein function recovery in brain tissues of interest at 4 weeks with a single dose in mice model • In rat, Axiomer EONs demonstrated up to 50% editing in vivo with sustained editing between W2 and W4 after single dose • Up to 30% RNA editing reported in brain and approx. 50% in spinal cord in NHP in vivo ICV, 250μg, undisclosed target, single dose, n=6, 4 weeks, ddPCR, mean, SD ICV, 500μg, APP, single dose, n=5, 2 weeks, ddPCR, mean, SD Control Spinal cord Lombar W2 Cerebellum W2 Medulla W2 Spinal cord Thoracic W2 Spinal cord Cervical W2 Cortex W2 Pons W2 Midbrain W2 Hippocampus W2 0 10 20 30 40 50 Editing % Cerebellum Parietal cortex Frontal cortex Pons Medulla Spinal cord Cervical Temporal cortex Spinal cord Thoracic Spinal cord Lumbar 0 10 20 30 40 50 Editing (%) IT administration, undisclosed target 12mg, single dose, n=3*, 7 days, ddPCR MICE in vivo NHP in vivo Cortex Hippocampus Cerebellum Midbrain 0 10 20 30 40 50 Editing (%) Control EON RAT in vivo * Data of 2 NHPs not analyzable due to human error during injection procedure.

Axiomer holds strong potential to make a meaningful impact to CNS diseases ProQR Therapeutics – Investor and Analyst Event 2024 66 Strong RNA Editing Performance • Robust RNA editing in critical CNS regions validating the efficiency of Axiomer platform in CNS indications Broad Applicability Across CNS Regions • RNA editing was successfully achieved in multiple regions of the nervous system, indicating the platform’s broad applicability across different CNS regions Consistent and Durable Results with Well Understood Safety Profile • Consistent RNA editing across species, with durable effects observed • EONs have been observed to have a favorable safety profile in CNS

AX-2402 RNA editing therapy targeting MECP2 for Rett Syndrome

RETT SYNDROME RESEARCH TRUST

- Rett Syndrome is a **devastating and progressive neurodevelopmental disorder** caused by variants in the transcription factor Methyl CpG binding protein 2 (*MECP2*). There is a **high unmet need for a disease modifying therapy**.
- Nonsense variants lead to **severe phenotypes.** They represent more than one third **of Rett Syndrome** cases and are projected to affect **20,000 individuals** in US and EU.[1,2]
- Rett Syndrome is **not a neurodegenerative disorder** and restoring levels of the MECP2 protein has shown to **reverse symptoms** in mice.[3]
- Axiomer has the potential to **restore the precise level of MECP2 protein regulatory function,** which is lacking in Rett Syndrome, and become a disease modifying therapy.
- Rett Syndrome Research Trust partnership includes $9.1 M in funding; collaboration established in January 2024, expanded in December 2024


AX-2402
AX-2402
ProQR
AX-2402

[1]Krishnaraj R, et al. Hum Mutat. 2017 Aug;38(8):922-93; [2]RSRT 2023 conference; [3]Guy J, et al. Science. 2007 Feb 23;315(5815):1143-7.

ProQR Therapeutics – Investor and Analyst Event 2024 67

• Monica Coenraads’ involvement with Rett syndrome began the day her then-two-year-old daughter was diagnosed with the disorder. A year later, in 1999, she co-founded the Rett Syndrome Research Foundation (RSRF) and held the position of scientific director during the eight years of the Foundation’s drive to stimulate scientific interest and research in Rett syndrome, culminating with the groundbreaking work in 2007 which demonstrated the first global reversal of symptoms in preclinical models of the disorder. Monica launched the Rett Syndrome Research Trust in late 2008 to pursue the next steps from that milestone. • As chief executive officer she oversees all aspects of the organization, including day-to-day operations, strategic direction, fundraising, and communications. Together with her colleagues and with input from advisors and the scientific community at large, Monica sets and executes RSRT's research agenda. • Under Monica’s leadership at RSRF and RSRT, $117 million has been raised for Rett syndrome. ProQR Therapeutics – Investor and Analyst Event 2024 68 Monica Coenraads, MBA Founder, Chief Executive Officer at Rett Syndrome Research Trust

AX-2402 RNA editing therapy targeting MECP2 for Rett Syndrome

RETT SYNDROME RESEARCH TRUST

- Rett Syndrome is a **devastating and progressive neurodevelopmental disorder** caused by variants in the transcription factor Methyl CpG binding protein 2 (*MECP2*). There is a **high unmet need for a disease modifying therapy**.
- Nonsense variants lead to **severe phenotypes.** They represent more than one third **of Rett Syndrome** cases and are projected to affect **20,000 individuals** in US and EU.[1,2]
- Rett Syndrome is **not a neurodegenerative disorder** and restoring levels of the MECP2 protein has shown to **reverse symptoms** in mice.[3]
- Axiomer has the potential to **restore the precise level of MECP2 protein regulatory function,** which is lacking in Rett Syndrome, and become a disease modifying therapy.
- Rett Syndrome Research Trust partnership includes $9.1 M in funding; collaboration established in January 2024, expanded in December 2024


AX-2402
ProQR
AX-2402

[1]Krishnaraj R, et al. Hum Mutat. 2017 Aug;38(8):922-93; [2]RSRT 2023 conference; [3]Guy J, et al. Science. 2007 Feb 23;315(5815):1143-7.

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MECP2 gene is frequently mutated in Rett syndrome (RTT)

- MECP2 gene, encoding methyl-CpG binding protein 2 (MeCP2):
  - Master epigenetic modulator of gene expression and plays a vital role in neuronal maturation and function
  - Mutations lead to misfolded, truncated or absent protein and loss of function
  - This loss of MECP2 regulating function leads to Rett syndrome and 35% of point mutations cause a premature termination codon (PTC)
- In 2007, Adrian Bird's lab demonstrated that Rett syndrome symptoms are reversible in mice[1]



Score
6
5
4
3
2
1
0
P = 0.002
0
5
10
15
Weeks from 1st injection
Direction of improvement
WT mice
Mecp2 mutant mice
Mecp2 mutant treated mice

[1]Guy J, et al. Science. 2007 Feb 23;315(5815):1143-7. Figure adapted from Guy J, et al. Science. 2007 Feb 23;315(5815):1143-7.

ProQR Therapeutics – Investor and Analyst Event 2024 70

MECP2 expression level tightly regulated in neurons Axiomer is a well-suited approach to restore physiological levels of MECP2 ProQR Therapeutics – Investor and Analyst Event 2024 71 • Axiomer approach makes use of ADAR endogenous system to restore physiological levels of functional MECP2 • Axiomer avoid the risk of expressing unsafe levels of MECP2, potentially leading to MECP2 duplication syndrome Overexpression leads to toxicity (1.5-fold increase) Deficit due to lack of MECP2 MECP2 expression level Physiological MECP2 level MECP2 duplication syndrome RETT syndrome

Axiomer™ has the potential to restore physiological levels of functional MECP2

AX-2402 correcting MECP2 R270X into WT-like R270W

GGGGCC>UGAAAGCCG

EXON 3 | EXON 4

RETT syndrome

Postnatal microcephaly, stereotypic hand movements, ataxia, abnormal breathing, and growth retardation, social withdrawal, loss of speech, seizures



GGGGCUGA>GAAGCCG

EXON 3 | EXON 4 | EXON 5

WT like phenotype

- MeCP2 protein restoration/recovery
- MeCP2 R270W (Arg > Trp) mouse model indistinguishable from wild type mice

ProQR Therapeutics – Investor and Analyst Event 2024 72

ProQR Therapeutics – Investor and Analyst Event 2024 73 R270W variant demonstrates wild-type like profile AX-2402 can restore physiological levels of functional MECP2 potentially reverting Rett syndrome into a WT like phenotype1 Severity score (0-12) Probability of survival Body weight (g) Brain weight (mg) v 1Colvin, S. (2023) thesis. Massachusetts Institute of Technology. Figures adapted from: Colvin, S. (2023) thesis. Massachusetts Institute of Technology

EON mediated editing in patient's cells increases mRNA levels and restores protein expression PTC recoding leading to absent NMD mediated RNA degradation ProQR Therapeutics – Investor and Analyst Event 2024 74 Up to 80 % editing of R270X MECP2 in patient fibroblasts Increased MECP2 RNA levels due to PTC recoding and NMD inhibition Increased R270W MECP2 protein levels Control EON A EON B 0 20 40 60 80 100 Editing (%) Control EON A EON B 0 2 4 6 Fold change (vs. control) MeCP2-R270X EON A 0 2 4 6 8 10 Fold increase from MeCP2-R270X Non treated EON, Editing oligonucleotide; NT, Non-treated; TF, transfection, Conditions panel on the left and middle: 100 nM EON, transfection, 48h, N=2, mean±SEM. Conditions panel on the right: MeCP2-R270X-NanoLuc activity; 100 nM EON, transfection, 48h, N=8, mean±SEM.

ProQR Therapeutics – Investor and Analyst Event 2024 75 Preliminary clinical trial design Single dose Repeated dose • Preliminary Phase 1/2 SAD & MAD design • Up to 18 subjects with the R270X mutation • Primary objective: safety, tolerability and pharmacokinetics • Secondary objectives: target engagement and biomarkers • Financially supported by $8.1M funding provided by Rett syndrome Research Trust • Clinical candidate selection in 2025 • Top-line data expected in 2026 Dose 1, N=3, IT Dose 2, N=3, IT Dose 3, N=3, IT Dose 1, N=3, IT, Q3-6M Dose 2, N=3, IT, Q3-6M Dose 3, N=3, IT, Q3-6M

Targeting B4GALT1 to reduce the risk of cardiovascular diseases AX-1412 Program ProQR Therapeutics – Investor and Analyst Event 2024 76 Presenter: Gerard Platenburg

AX-1412 RNA editing therapy targeting B4GALT1 for cardiovascular diseases

Leading causes of death in the world
~18 million people die from CVDs every year (**32% of all global deaths**) Despite therapies, the unmet medical need remains.

AX-1412 is designed to provide people with a protective genetic variant of B4GALT1 that is associated with **36%[1] reduction in the risk of cardiovascular disease**.

AX-1412 may become a **stand-alone cardiovascular therapy** that may also work **synergistically with standard of care** to further reduce risk of CVDs.


AX-1412
ProQR
AX-1412

[1]Montasser ME, et al. Science. 2021 Dec 3;374(6572):1221-1227

ProQR Therapeutics – Investor and Analyst Event 2024 77

B4GALT1 p.Asn352Ser variant reduces CVD risk

- It is described that people who carry missense variants like the p.Ans352Ser in B4GALT1, **have 36% lower chance of the development of coronary artery disease.**[1] This variant is known as the "old Amish order variant"
- This variant reduces CVD risk through 2 independent risk factors, fibrinogen and LDL-C, through independent pathways from PCSK9
- This protective variant is a A-to-G variant, on that can be introduced by Axiomer mediated ADAR editing
- B4GALT1 is not suitable for knockdown technologies, as leads to semi-lethality and severe development abnormalities in mouse studies

Science

HUMAN GENOMICS

Genetic and functional evidence links a missense variant in *B4GALT1* to lower LDL and fibrinogen

May E. Montasser[1*]†, Cristopher V. Van Hout[2,3]†, Lawrence Miloscio[2]†, Alicia D. Howard[1,4], Avraham Rosenberg[5], Myrasol Callaway[5], Biao Shen[5], Ning Li[5], Adam E. Locke[2], Niek Verweij[2], Tanima De[2], Manuel A. Ferreira[2], Luca A. Lotta[2], Aris Baras[2], Thomas J. Daly[5], Suzanne A. Hartford[5], Wei Lin[5], Yuan Mao[5], Bin Ye[2], Derek White[5], Guochun Gong[5], James A. Perry[1], Kathleen A. Ryan[1], Qing Fang[5], Gannie Tzoneva[2], Evangelos Pefanis[5], Charleen Hunt[5], Yajun Tang[5], Lynn Lee[5], Regeneron Genetics Center Collaboration‡, Carole Sztalryd-Woodle[1,6], Braxton D. Mitchell[1,7], Matthew Healy[8], Elizabeth A. Streeten[1,9], Simeon I. Taylor[1], Jeffrey R. O'Connell[1], Aris N. Economides[2,5], Giusy Della Gatta[2]§, Alan R. Shuldiner[2]§

Increased blood levels of low-density lipoprotein cholesterol (LDL-C) and fibrinogen are independent risk factors for cardiovascular disease. We identified associations between an Amish-enriched missense variant (p.Asn352Ser) in a functional domain of beta-1,4-galactosyltransferase 1 (*B4GALT1*) and 13.9 milligrams per deciliter lower LDL-C ($P = 4.1 \times 10^{-19}$) and 29 milligrams per deciliter lower plasma fibrinogen ($P = 1.3 \times 10^{-5}$). *B4GALT1* gene–based analysis in 544,955 subjects showed an association with decreased coronary artery disease (odds ratio = 0.64, $P = 0.006$). The mutant protein had 50% lower galactosyltransferase activity compared with the wild-type protein. N-linked glycan profiling of human serum found serine 352 allele to be associated with decreased galactosylation and sialylation of apolipoprotein B100, fibrinogen, immunoglobulin G, and transferrin. *B4galt1* 353Ser knock-in mice showed decreases in LDL-C and fibrinogen. Our findings suggest that targeted modulation of protein galactosylation may represent a therapeutic approach to decreasing cardiovascular disease.

Montasser *et al*., *Science* **374**, 1221–1227 (2021)

[1]Montasser ME, et al. Science. 2021 Dec 3;374(6572):1221-1227

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ProQR Therapeutics – Investor and Analyst Event 2024 79 Glycosylation is a key process in lipid metabolism • Glycosylation stabilizes the folding and conformation of apolipoproteins (e.g., ApoB, ApoE), ensuring proper assembly and secretion of lipoproteins such as LDL and HDL. • Glycosylation of receptors like LDLR is critical for their membrane localization and ligand binding, enabling efficient lipoprotein clearance from the bloodstream. • Aberrant glycosylation can lead to dysfunctional lipoproteins, a key driver of atherosclerosis. 1Pirillo A, et al. Cardiovasc Res. 2021 Mar 21;117(4):1033-1045. Physiological lipoprotein glycosylation1

B4GALT1 p.Asn352Ser variant to reduce galactosylation of CVD risk factors ProQR Therapeutics – Investor and Analyst Event 2024 80 Fibrinogen ApoB EON ADAR Fibrinogen ApoB B4GALT1 mRNA B4GALT1 mRNA B4GALT1 protein B4GALT1-p.Ans352Ser protein Reduction in galactosylation INTRODUCTION OF PROTECTIVE VARIANT WT SITUATIONS

EON-mediated editing of B4GALT1 leads to reduced glycosylation activity In line with natural population ProQR Therapeutics – Investor and Analyst Event 2024 81 1Montasser ME, et al. Science. 2021 Dec 3;374(6572):1221-1227. Percentage of 352Asn B4GALT1 galactosylation activity of 352Asn B4GALT1 and 352Ser B4GALT1 immunoprecipitated proteins B4GALT1 activity reported in Montasser et al.1 COS-7 cells, cell lysate, transfection, n=4, mean, SEM EON mediated editing of B4GALT1 in PHH 5µM transfection, dPCR, mean, SD, n=3 B4GALT1 activity following editing PMH, cell lysate, transfection 5µM, 4 days, mean, SD, ANOVA Control EON A EON B 0 10 20 30 40 Editing (%) Control EON A EON B 0 50 100 B4GALT1 activity per total protein (mU/µg) 0.0224 352Asn 352Ser 0 50 100 B4GALT1 activity (%) P=0.027

E3L.CETP mice disease model is industry standard for assessing CVD therapeutics

- CETP facilitates the transfer of cholesteryl esters from HDL to VLDL and LDL, a key process in human lipid metabolism that is absent in most rodent models.
- These mice, fed a high-fat high-cholesterol diet (HFCD), exhibit a biphasic dyslipidemic response, closely mimicking plasma lipid changes in humans
- The presence of CETP in this model makes it uniquely suited to study dyslipidemia and cholesterol metabolism, especially in relation to B4GALT1, which is involved in glycosylation processes affecting lipid metabolism.
- In humans, most circulating lipids are confined to VLDL/LDL particles

Human



VLDL
LDL
HDL
Cholesterol (mmol/L)
1.0
0.8
0.6
0.4
0.2
0.0
0
5
10
15
20
25
Fraction

E3L.CETP mice disease model



VLDL
LDL
HDL
Cholesterol (mmol/L)
2
1,5
1
0,5
0
0
5
10
15
20
25
Fraction

Wildtype healthy mice



VLDL
LDL
HDL
Cholesterol (mmol/L)
1.0
0.8
0.6
0.4
0.2
0.0
0
5
10
15
20
25
Fraction

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B4GALT1 editing impacts activity of key proteins involved in lipid metabolism Minimal changes in transcript and protein levels associated with decrease in CETP activity in vivo ProQR Therapeutics – Investor and Analyst Event 2024 83 Control EON 1 0 5 10 15 20 Log2 (read_counts) CETP RNA Control EON 1 0 5 10 15 20 Log2 (Intensity) CETP PROTEIN Control EON 1 0 20 40 60 80 nmol/hr/mL ✱ ✱ -34% CETP activity CETP RNA, protein and activity following EON B treatment E3L.CETP mice, LNP formulation, 2mg/kg, Q1W, D31, RNAseq, Roar, mean, max-min n=3, T-test Reduced CETP activity in the absence of changes at the transcriptomic or proteomic levels highlights the impact of EON on glycosylation rather than on expression levels

D1 D19 D33 D46 3 4 5 6 7 8 Plasma LDL-c (mM) - 30% ProQR Therapeutics – Investor and Analyst Event 2024 84 EON-mediated editing of B4GALT1 leads to meaningful effect on key biomakers in E3L.CETP Mice Following treatment with EON B, a marked reduction in total cholesterol, ApoB, and LDL-c by observed already at Day 19 confirms our approach to address cardiovascular diseases D1 D19 D33 D46 0 10 20 30 CETP activity (nmol/mL/h) Control EON B - 39% CETP activity D1 D19 D33 D46 0.0 0.5 1.0 1.5 ApoB (mg/mL) - 72% ApoB D1 D19 D33 D46 0 1 2 3 4 5 Fibrinogen (mg/mL) - 55% Fibrinogen Plasma LDL-c B4GALT1 editing and biomarkers in E3L.CETP mice (N=10, 2mg/kg, LNP formulation, IV Q1W, D46, ddPCR) D1 D19 D33 D46 0 5 10 15 20 25 Total cholesterol (mmol/L) - 61% Total Cholesterol Control EON B 0 5 10 Editing (%) (G/G+A) Control EON B

B4GALT1 EON leads to a positive shift in lipoprotein profiles

Specifically targeting atherogenic lipoproteins

Impact on lipoprotein profile following editing of B4GALT1 in E3L.CETP mice
(N=10, 2mg/kg, LNP formulation, IV Q1W, D46)



VLDL
LDL
HDL
Cholesterol (mmol/L)
Direction of improvement
Control
EON B
4
2
0
0
10
20
Fraction
Control
EON B

- Treatment with EON B significantly decreases VLDL and LDL cholesterol compared to control
- These lipoproteins are associated with increased cardiovascular risk due to their role in atherosclerotic plaque formation
- HDL cholesterol which supports reverse cholesterol transport and is associated with reduced cardiovascular risk, remains unchanged

ProQR Therapeutics – Investor and Analyst Event 2024 85

Summary & next steps AX-1412 for CVD ProQR Therapeutics – Investor and Analyst Event 2024 86 EON-mediated RNA editing of B4GALT1 leads to the required reduction in galactosylation reflecting the human genetics observed effect LNP-delivered EON editing B4GALT1 leads to editing and meaningful changes in biomarker effect on LDLC, CEPT, cholesterol and fibrinogen in an industry-standard in vivo disease model Further optimization of a GalNAc delivered EON ongoing to achieve a TPP desirable for CVD Expected to provide an update on the optimization efforts in mid 2025

Targeting PNPLA3 to address unmet medical needs in MASH AX-2911 Program ProQR Therapeutics – Investor and Analyst Event 2024 87 Presenter: Gerard Platenburg

AX-2911 RNA-editing therapy to address Metabolic dysfunction associated steatohepatitis (MASH)

MASH and subsequent stages of liver disease **are very prevalent and still on the rise worldwide**. MASH individuals have a high unmet medical needs due to the **progressive** nature of the disease (cirrhosis and hepatocellular carcinoma) and **limited therapeutic options** available[1]

PNPLA3 (patatin-like phospholipase domain-containing 3) I148M is a variant **commonly reported** in the MASH population worldwide (20-60% of the patients) and is known as **associated risk factor**.[2,3] Approximately 8 million individuals in US and EU are homozygous for the 148M variant.

Axiomer EONs have the potential to change the Methionine into a Valine bringing the **PNPLA3 protein back to a WT-like functional conformation**.


AX-2911
AX-2911
ProQR
AX-2911

[1]Sandireddy R, et al. Front Cell Dev Biol. 2024 Jul 16;12:1433857; [2]Romeo S, et al. Nat Genet. 2008 Dec;40(12):1461-5; [3]Salari N, et al. BMC Endocr Disord. 2021 Jun 19;21(1):125.

ProQR Therapeutics – Investor and Analyst Event 2024 88

Axiomer™ creates a PNPLA3 protein with WT-like functionality

PNPLA3 148I (WT)
Isoleucine (ATC)





F 226
S 47
D 166
I 148

PNPLA3 148M (Mutant)
Methionine (ATG)





F 226
S 47
D 166
M 148

PNPLA3 148V (Axiomer *de-novo* variant)
Valine (GTG)





S 47
D 166
148

F226 not included here

Electrostatic potential



min
max

Hydrophobicity



min
max

***In silico* analysis of variants**

- 148M shows a non-conservative substitution with predicted **functional consequences, with change in binding cavity volume limiting access of substrate to the active site**
- Equivalent potential between Isoleucine (WT) or Valine (Axiomer correction) at location 148 in 3D models
- 148I and 148V predict **no functional consequences** for PNPLA3, with valine expected to behave like isoleucine

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PNPLA3 148V variant has WT-like lipid metabolizing properties

148I and 148V reports equivalence in lipid droplet sizes

148I (WT) 148M (mut) 148V (*de-novo*)


FLAG
Bodipy

Hoechst (nuclei), Bodipy (Lipids) and M2 anti-flag (PNPLA3)


ns
****
****
Mean area of Bodipy per cell (µm2)
50
40
30
20
10
0
148I
148M
148V

- The wild-type 148I shows smaller lipid droplets, reflecting normal lipid metabolism
- The 148M variant induces significantly larger lipid droplets, consistent with its pathogenic role in lipid metabolism disorders
- The corrected variant 148V results in wild-type like droplet sizes, suggesting a corrective effect on lipid accumulation, similar to 148I

Treatment conditions: HeLa cells, plasmid, transfection, 250uM linoleic acids, 24h, cell lipase activity by IF One-way ANOVA, ****, P<0.0001; Mean, SEM.

ProQR Therapeutics – Investor and Analyst Event 2024 90

ProQR Therapeutics – Investor and Analyst Event 2024 91 EON mediated PNPLA3 editing leads to over 50% RNA editing and change in lipid droplet Editing of PNPLA3 in PHH 100nM EON, transfection, 72h, dPCR, mean, SEM, n=3 Change in intracellular lipid droplets post PNPLA3 148V EON treatment in HepG2 Bodipy/DAPI stainings, 5µM EON, transfection, exposure to linoleic acid, mean, SEM, n=2 Control EON A EON B EON C 0 20 40 60 Editing (%) 24 hours 48 hours 120 hours -40 -30 -20 -10 0 % Change compared to Mock

Summary & next steps AX-2911 for MASH ProQR Therapeutics – Investor and Analyst Event 2024 92 Final optimization of AX-2911 EONs ongoing for clinical candidate selection in 2025 Development activities to start in 2025 Expected 3-6 monthly dosing interval subcutaneous GalNAc-delivered Start clinical trial in 2026

Daniel A. de Boer Closing summary ProQR Therapeutics – Investor and Analyst Event 2024 93

ProQR development pipeline

	TARGET	DISCOVERY	NON-CLINICAL	CLINICAL	NEXT MILESTONE	ESTIMATED POPULATION
DEVELOPMENT PIPELINE						
AX-0810 *for Cholestatic diseases*	NTCP				CTA filing in Q2 2025	~100K patients
AX-2402 *for Rett syndrome*	MECP2 R270X				Candidate selection in 2025	~5K patients
AX-1412 *for Cardiovascular disease*	B4GALT1				Scientific update in mid 2025	~200M patients
AX-2911 *for MASH*	PNPLA3				Candidate selection in 2025	~8M patients
DISCOVERY PIPELINE						
AX-1005 *for CVD*	Undisclosed					~200M patients
AX-0601 *for obesity and T2D*	Undisclosed					~650M patients
AX-9115 *for rare metabolic condition*	Undisclosed					
AX-2403 *for Rett syndrome*	MECP2 R168X					~6K patients
AX-2404 *for Rett syndrome*	MECP2 R255X					~5K patients
AX-2405 *for Rett syndrome*	MECP2 R294X					~6K patients
AX-2406 *for Rett syndrome*	MECP2 R133H					
AX-3875 *for rare metabolic & CNS disorder*	Undisclosed					
AX-4070 *for rare CNS disorder*	Undisclosed					
PARTNERED PIPELINE						
10 targets (option to expand to 15)	Undisclosed	*Progress undisclosed*				Lilly

[1]Approximately 100K people affected with Primary Sclerosing Cholangitis and Biliary Atresia in US and EU5. [2]Approximately 200 million people suffer from too high a level of cholesterol in US and EU5. SLC10A1 is the gene that encodes for NTCP protein. CVD: Cardiovascular Diseases, NASH: Nonalcoholic steatohepatitis, T2D: Type 2 Diabetes. | References: Trivedi PJ, et al. Clin Gastroenterol Hepatol. 2022 Aug;20(8):1687-1700.e4; Schreiber RA, et al. J Clin Med. 2022 Feb 14;11(4):999; Tsao CW, et al. Circulation. 2022;145(8):e153–e639. World Health Organization, World Gastroenterology Organization

ProQR Therapeutics – Investor and Analyst Event 2024

94

AX-0810 for Cholestatic disease • CTA submission Q2 2025 • Top-line data Q4 2025 AX-2402 for Rett Syndrome • Clinical candidate selection in 2025 • Anticipated trial start and top-line data in 2026 AX-1412 for Cardiovascular disease • Non-clinical data update in mid 2025 AX-2911 for MASH • Clinical candidate selection in 2025 • Anticipated trial start and top-line data in 2026 Partnerships • Opportunity to earn up to $3.75B in milestones in the Lilly partnership • Opportunity to receive a $50 M opt-in fee from Lilly for expansion to 15 targets • Opportunity for other strategic partnerships ProQR Therapeutics – Investor and Analyst Event 2024 95 Catalyst overview 4 trial readouts expected in 2025-2026, cash runway into mid-2027

Well positioned to advance Axiomer ProQR Therapeutics – Investor and Analyst Event 2024 96 € Clinical trial results across 4 trials in 2025 and 2026 expected • Clinical PoC data of NTCP trial in 2025 • Up to 4 clinical trials with data readouts in 2025/2026 Rich discovery pipeline with potential for broad pipeline expansion • Large number of potential therapeutic applications in discovery pipeline • Broad applicability beyond current discovery pipeline Leading IP position • Axiomer is protected by >20 published patent families • Continuously investing in expanding IP estate Validating Strategic Partnerships • Eli Lilly collaboration valued up to $3.9B, with opportunity for near-term milestones • Rett Syndrome Research Trust cofinancing of AX-2402 program • Selectively form additional partnerships Strong balance sheet • €89.4 million cash and cash equivalents as of end of Q3, plus $82.1 million gross proceeds from October financing • Cash runway to mid-2027, excluding potential for additional BD-related upside

Q&A

Daniel de Boer Founder and Chief Executive Officer Gerard Platenburg Chief Scientific Officer René Beukema Chief Corporate Development Officer Q&A

IT’S IN OUR RNA